SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2012

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1, 3000 Leuven

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Constellation Beers Ltd., a Maryland corporation (“Constellation Beers”), an indirect wholly-owned subsidiary of Constellation Brands, Inc., a Delaware corporation (“Constellation”), and GModelo Corporation, a Delaware corporation (“Seller”), a wholly-owned subsidiary of Grupo Modelo, S.A.B. de C.V. (“Modelo”), each currently owns a 50% interest in Crown Imports LLC (“Crown Imports”), a joint venture that has the exclusive right to import, market and sell Modelo brands, which include Corona Extra, Corona Light, Modelo Especial, Pacifico, Negra Modelo and Victoria, in all 50 states of the U.S., the District of Columbia and Guam pursuant to the terms of an Importer Agreement, dated as of January 2, 2007, by and between Extrade II, S.A. de C.V. (“Extrade”) and Crown Imports (as amended, the “Existing Importer Agreement”).

On June 28, 2012, Constellation Beers, Constellation Brands Beach Holdings, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Constellation (“CBBH” and together with Constellation and Constellation Beers, the “Constellation Entities”), Constellation and Anheuser-Busch InBev SA/NV, a Belgian corporation (“ABI”), entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, ABI will cause the Seller to sell, and Constellation Beers and CBBH will purchase, 100% of Seller’s membership interest in Crown Imports (the “Purchased Interest”). The purchase price for the Purchased Interest is USD 1,845 million, to be paid on the date of the closing of the Transaction (the “Closing Date”).

As previously announced, on June 28, 2012 ABI and Modelo entered into an agreement (the “GM Transaction Agreement”), pursuant to which ABI will acquire the remaining stake in Modelo that it does not already own for USD 9.15 per share in cash and on the other terms and subject to the conditions set forth therein in a transaction valued at USD 20.1 billion or MXN 278.6 billion (the “GM Transaction”).

The Purchase Agreement contemplates that Crown Imports and Extrade will amend and restate the Existing Importer Agreement on the Closing Date (as amended and restated, the “Restated Importer Agreement”) pursuant to which Crown Imports will continue to have the exclusive right to sell in the U.S. (including the District of Columbia and Guam), including for resale, the Modelo Brands as well as certain new products. The term of the Restated Importer Agreement will continue in perpetuity; provided, Extrade has the right to terminate the Restated Importer Agreement once every ten years and upon a Change of Control (as defined in the Importer Agreement) of Constellation where control is acquired by a Prohibited Owner (as defined in the Importer Agreement), in each of which cases Extrade will be required to pay Crown Imports a “Restored Profits Fee” equal to thirteen (13) multiplied by the EBIT of the Import Business of Crown Imports (as EBIT and Import Business are defined in the Restated Importer Agreement). Extrade will also have the right to terminate the Restated Importer Agreement without paying the Restored Profits Fee upon a breach by Crown Imports, after a notice and cure period, of a material payment obligation or upon the occurrence of certain insolvency or receivership events affecting Crown Imports. The Purchase Agreement contemplates that Crown Imports and Marcas Modelo, S.A. de C.V. will enter into an Amended and Restated Sub-License Agreement pursuant to which Crown Imports will continue to have the right to use trademarks related to the Import Business (the “Restated Sub-License Agreement”).

The closing of the Transaction is subject to certain closing conditions, including the consummation of the GM Transaction. The GM Transaction is subject to regulatory approvals in the U.S., Mexico and other countries, the approval of the shareholders of Modelo in a general meeting and other customary closing conditions. ABI and Modelo will work proactively with regulators to move through the review process efficiently. In addition, the Constellation Entities have agreed to use their reasonable best efforts to support, facilitate and cooperate with ABI and Modelo to consummate the GM Transaction, including to obtain required regulatory approvals, subject to certain exceptions and limitations. It is expected that both the Transaction and the GM Transaction will close during the first quarter of 2013.

The Purchase Agreement may be terminated by either Constellation or ABI if the Transaction has not been consummated by December 30, 2013 or if the GM Transaction is terminated. If the Purchase Agreement is terminated because (i) the Transaction is not consummated by December 30, 2013 and the failure to close by that date was not proximately contributed to, or a result of, the Constellation Entities’ failure to perform or comply with any covenant in the Purchase Agreement or (ii) the GM Transaction Agreement is terminated, ABI must pay Constellation a termination fee of $75 million. Constellation has represented to ABI that it plans to finance the purchase price for the Purchased Interest and other costs related to the Transaction with available cash and proceeds from a combination of debt financings including incremental term loans as contemplated by its existing Credit Agreement, dated as of May 3, 2012, among Constellation, Bank of America, N.A., as administrative agent, and the lenders and other parties party thereto, revolver borrowings under the 2012 Credit Agreement and the issuance of certain notes or debt securities. In addition, Constellation has represented to ABI that, on June 28, 2012, Bank of America, N.A., as administrative agent and a lender, and JPMorgan ChaseBank, N.A., as a lender (collectively, the “Banks”) and Constellation, entered into an Interim Loan Agreement (the “Interim Loan Agreement”), pursuant to which the Banks committed to make loans sufficient to finance the Transaction and related costs. If, notwithstanding the Interim Loan Agreement, Constellation is unable to obtain financing sufficient to enable Constellation Beers and CBBH to pay the purchase price for the entire Purchased Interest, Constellation Beers and CBBH must purchase at least one-half of the Purchased Interest for a pro-rated purchase price plus a fee of $150 million. In that event, the Seller may sell the portion of the Purchased Interest not purchased by Constellation Beers or CBBH to any other person except a Prohibited Owner. In such event, Constellation Beers, CBBH and ABI or any such purchaser will enter into an amended and restated limited liability company agreement for Crown Imports (the “Restated LLC Agreement”). The Restated LLC Agreement requires minimum distributions to the minority holder(s) and gives Constellation Beers a right of first refusal in the event of a transfer of membership interests in Crown Imports by a minority holder after ten years following the Closing Date.

The above descriptions of the Purchase Agreement, and the agreements attached thereto as exhibits, including the form of the Restated Importer Agreement, the form of the Restated Sub-License Agreement and the form of the Restated LLC Agreement, are qualified in their entirety by the terms of the Purchase Agreement (and such forms of agreements attached thereto as exhibits) which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Purchase Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to be a source of financial, business or operational information, or provide any other factual information, about ABI, Constellation or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Purchase Agreement are made only for purposes of such agreement and are as of specific dates; are solely for the benefit of the parties thereto (except as specifically set forth therein); may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties, instead of establishing these matters as facts; and may be subject to standards of materiality and knowledge applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ABI or Constellation or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in ABI’s public disclosures or public disclosures concerning Constellation.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Membership Interest Purchase Agreement, dated as of June 28, 2012, among Constellation Beers Ltd., Constellation Brands Beach Holdings, Inc., Constellation Brands, Inc. and Anheuser-Busch InBev SA/NV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: July 5, 2012	By:	/s/ Liesbeth Hellemans
		Name:	Liesbeth Hellemans
		Title:	Senior Legal Counsel, Corporate Finance and Governance

	By:	/s/ Christine Delhaye
		Name:	Christine Delhaye
		Title:	Authorized Signatory